

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Via Fax & U.S. Mail

Mr. Joseph C. Hayden
Principal Executive Officer
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, Arizona 85714

> **Re:** **Applied Energetics, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 18, 2010**
> **File No. 1-14015**

Dear Mr. Hayden:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Results of Operations
Litigation Settlement, and
Note 1-Organization of Business and Summary of Significant Accounting Policies
Settlement Expenses, page F-8

1. In light of the materiality of the amount of settlement expenses incurred during 2009,
    please tell us and expand your disclosure in future filings to indicate the nature and
    amounts of the costs included in settlement expenses in your consolidated statement of
    operations. As part of your response and your revised disclosure, you should also explain
    how the fair value of the 2,283,887 shares issued as part of the settlement was
    determined.

Note 14-Subsequent Events, page F-23

2. We note your disclosures indicating that NewOak opted out of the class action settlement
    and alleges that the alleged misrepresentations constituted breaches of its agreement with
    the company and that the company breached warranties it made to NewOak in connection
    with the 2005 private placement. NewOak seeks indemnification and recovery for
    alleged breach of contract, unjust enrichment, quantum meruit, fraudulent
    misrepresentation, tortuous interference with prospective economic relations and
    violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder,
    and seeks an award of monetary damages in excess of $10 million, plus punitive damages
    and attorney's fees and costs. Please note that in accordance with ASC 450-20-50-3 if no
    accrual is made for a loss contingency because one or both of the conditions are not met,
    or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of
    ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a
    reasonable possibility that a loss or an additional loss may have been incurred. The
    disclosure shall indicate the nature of the contingency and shall give an estimate of the
    possible loss or range of loss or state that such an estimate cannot be made. Please revise
    your disclosures in future filings to disclose the amount of any accrual for loss that has
    been established in connection with this pending litigation as well as the amount or range
    of potential loss to which the company is exposed in connection with this pending
    litigation. Refer to the disclosure requirements outlined in ASC 450-20-50.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure
    in the filing to be certain that the filing includes all information required under the
    Securities Exchange Act of 1934 and that they have provided all information investors
    require for an informed investment decision. Since the company and its management are
    in possession of all facts relating to a company's disclosure, they are responsible for the
    accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Humberto Astorga
                (520) 622-3835